UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form C-TR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
Grady's Cold Brew, Inc.

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Incorporation/Organization
    New York

    Date of organization
    October 11, 2019

Physical address of issuer
819 Garrison Ave, Bronx, NY 10474

Website of issuer
https://www.gradyscoldbrew.com/

Current number of employees
17

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

	Grayson M. Laird
	(Signature) *Grayson Laird*
	CEO of Grady's Cold Brew, Inc
	(Date) 11/2/2023

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

	David J. Sands
	(Signature)
	Director/Secretary at Grady's Cold Brew, Inc.
	(Date) 11/29/2023
	Kyle Buckley
	(Signature) *kyle buckley*
	Director at Grady's Cold Brew, Inc.
	(Date) 11/2/2023
	Michael McNamara

	(Signature)
	Director at Grady's Cold Brew, Inc.

	(Date) 11/30/2023
	Timothy Boggs
	(Signature) DocuSigned by: 6BEAFA5EE9BF467...
	Director at Grady's Cold Brew, Inc.
	(Date) 11/2/2023

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional

misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.